UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53550 / March 24, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12247

In the Matter of **BIO-HEAL LABORATORIES, INC.,** **Respondent.**	**ORDER INSTITUTING PUBLIC ADMINISTRATIVE PROCEEDINGS, MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems in appropriate and in the public interest that public administrative proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Bio-Heal Laboratories, Inc. ("Bio-Heal" or "Respondent").

II.

In anticipation of the institution of these proceedings, Bio-Heal has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Bio-Heal consents to the entry of this Order Instituting Public Administrative Proceedings, Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Bio-Heal's Offer, the Commission finds that:

1.   Bio-Heal is a Nevada corporation engaged in the business of developing topical natural healing products in Nicaragua.

2.   In January 2005, Bio-Heal entered into a reverse merger with Nexar, a publicly traded corporation quoted on the Pink Sheets. Bio-Heal became the public operating entity.

3.   The common stock of Nexar and subsequently Bio-Heal has been registered under Section 12(g) of the Exchange Act since March 1997.

4.   Nexar and subsequently Bio-Heal has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder since December 1998, in that it failed to file annual reports on Form 10-KSB for the fiscal years ending December 1999 through December 2004, and failed to file quarterly reports on Form 10-QSB for the fiscal quarters ending March 31, 1999 through July 31, 2005.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Bio-Heal's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Bio-Heal's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary